

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 11, 2022

Ivor Macleod
Chief Financial Officer
ATHERSYS, INC / NEW
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634

> **Re: ATHERSYS, INC / NEW**
> **Registration Statement on Form S-3**
> **Filed May 5, 2022**
> **File No. 333-264724**

Dear Ivor Macleod:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael J. Solecki